DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

October 6, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Attention: H. Roger Schwall, Assistant Director

Re:	Hemisphere Energy Corporation
Registration Statement on Form 20-FR
Filed July 22, 2014
File No. 0-55253

Dear Sirs and Mesdames:

On behalf of our client, Hemisphere Energy Corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated August 19, 2014 (the “Comment Letter”), in respect of the above noted filing (the “Form 20-F”). The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

General

1.

Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

The Company acknowledges the Staff’s comment.

Information on the Company, page 24

Capital Expenditures, page 27

Reconciliation, page 28

October 6, 2014

2.

Your Note (3) disclosure indicates that you “presented all of the changes in non-cash working capital in one amount under operating activities in the Statement of Cash Flows” prior to December 31, 2012. Please tell us how your revised presentation complies with paragraphs 43 and 44 of IAS 7 regarding the exclusion of non-cash transactions from the statement of cash flows.

The Company respectfully informs the Staff that gross property and equipment and exploration and evaluation expenditures are included in investing activities in the statement of cash flows. Changes in working capital adjustment have been included in order to eliminate the non-cash items included in accordance with IAS 7 paragraphs 43 and 44. The changes in the disclosure were made in order to permit the Company to disclose to the reader the total capital expenditures required during each reporting period.

Property, Plants and Equipment, page 39

Reserve Data, page 40

3.

The disclosure on page 40 refers to the tabular presentation summarizing the oil, NGL and natural gas reserves and the net present values of future net revenue attributable to such reserves “as evaluated in the McDaniel Report (filed as Exhibit 4.1) based on forecast price and certain cost assumptions.” This description of the price and cost assumptions appears to be inconsistent with the disclosure on page one of Exhibit 4.1 which discloses that the reserve estimates presented in the report use constant prices and costs. Please clarify for us if the proved reserve quantities presented in the Registration Statement on Form 20-FR and the corresponding estimates presented in Exhibit 4.1 conform in all respects to the definition of proved reserves set forth in Rule 4-10(a)(22) of Regulation S-X. If true, please revise the disclosure on page 40 to clarify the basis of the estimates presented in Form 20-FR and Exhibit 4.1.

The requested revisions have been made on page 40 of Amendment No. 1 to the Form 20-F (the “Amendment”), under the noted heading. The Company confirms that the reserves conform to the SEC definitions.

Controls Over Reserve Report Preparation, page 41

4.

We note your disclosure of the internal controls adopted by your Reserves Committee and the disclosure of the mandates of your Reserves Committee presented on pages 41 and 67, respectively. Please clarify in your disclosure the extent to which these internal controls and mandates are also applied to the information required for disclosure in Form 20-F as noted in Instruction 2 to Item 4 of Form 20-F Part 249 of Regulation S-K.

The requested revisions have been made on pages 41 and 67 of the Amendment, under the noted heading.

October 6, 2014

5.

Please expand your disclosure in the Registration Statement on Form 20-FR to include the qualifications of the technical person(s) within McDaniel & Associates Consultants Ltd. primarily responsible for overseeing the preparation of the reserves estimates disclosed by you and as presented in Exhibit 4.1. Alternatively, obtain and file a revised reserve report that incorporates this information within Exhibit 4.1. Refer to the disclosure requirements set forth in Item 1202(a)(7) of Regulation S-K.

A revised reserve report that contains the requested disclosure has been obtained from McDaniel & Associates Consultants Ltd. and is included as Exhibit 4.1 to the Amendment.

Total Proved Reserves, page 41

6.

We note your presentation of Net Present Value (before tax, discounted at 10% per year) and your Note (3) disclosure that the presentation is based on the 12-month average prices. Based on this disclosure, it appears the measure you present may be a non-GAAP measure. As such, please modify the description of this measure to avoid investor confusion and include the disclosures required by Item 10(e) of Regulation S-K, including reconciliation to the most directly comparable measure (i.e., the standardized measure of discounted future cash flows). Refer to General Instruction C(e) of Form 20-F for applicability of Item 10 of Regulation S-K.

The requested revisions have been made on page 41 of the Amendment, under the noted heading.

Oil and Gas Properties and Wells, page 44

7.

You disclose that the tabular presentation of your developed acreage includes “undrilled acreage held by production under the terms of the lease.” Please note that undrilled acreage held by production is deemed to be undeveloped acreage according to the definition contained in Item 1208(c)(4) of Regulation S-K. Please revise your disclosure to conform to the requirements in Item 1208(b) of Regulation S-K.

The requested revisions have been made on page 44 of the Amendment, under the noted heading.

October 6, 2014

Operating and Financial Review and Prospects, page 44

Operating Results, page 50

8.

Please revise the narrative discussing changes in your results of operations to quantify in dollars each of the underlying causal factors you have cited. Please ensure that your analysis fully explains the change between periods and addresses each financial statement line item. Refer to Item 5 of Form 20-F.

The requested revisions have been made on pages 50-53 of the Amendment, under the noted heading.

General and administrative expenses, page 51

9.	Please expand your discussion to explain the facts and circumstances surrounding the capture of overhead recoveries for the new wells drilled in the quarter.

The requested revisions have been made on pages 51 and 52 of the Amendment, under the noted heading.

Liquidity and Capital Resources, page 53

Going Concern and Bank Credit Facility, page 53

10.

We note the disclosure on page 136 of your filing regarding covenants associated with your credit facility. Please revise to provide similar information as part of the disclosure on page 53 and state whether you are in compliance with such covenants.

The requested revisions have been made on page 53 of the Amendment, under the noted heading.

B. Liquidity and Capital Resources, page 53

11.	Expand your discussion of the May 14, 2014 equity financing to break out the amounts used for each of the purposes cited.

The requested revisions have been made on page 54 of the Amendment, under the noted heading.

12.

You disclose on page 54 that “[i]n our opinion, funds available from our demand operating credit facility and the May 2014 bought deal financing provide sufficient working capital for our present requirements and to carry out our summer drilling program of five new oil wells, which commenced in June 2014.” Please discuss in greater detail your present and known capital requirements related to this drilling program, as appropriate. Also quantify and discuss your other material

October 6, 2014

commitments for capital expenditures as of the end of the latest financial year and any subsequent interim period. Please see Item 5.B.3 of Form 20-F and Instruction 1 to Item 5. With regard to planned material expenditures, see generally the discussion at Section III.B of SEC Release 33-6835 (May 18, 1989).

The requested revisions have been made on page 54 of the Amendment, under the noted heading.

D. Trend Information, page 55

13.

Your disclosure addresses industry trend information. In light of your present activities such as your summer drilling program and recent agreement to acquire additional leases in the Atlee Buffalo area, revise your disclosure in this section to discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please see Item 5.D of Form 20-F and Instruction 1 to Item 5.

The requested revisions have been made on page 55 of the Amendment, under the noted heading.

Major Shareholders and Related Party Transactions, page 71

14.

Revise to identify and discuss in this section, or appropriately cross-reference, all such transactions, rather than suggesting that the reader must review the balance of the document for that information (“Other than as disclosed in this Form 20- F….”) If none, revise to so state.

The requested revisions have been made on page 71 of the Amendment, under the noted heading.

Index to the Financial Statements, page 95

General

15.

Please include the supplemental oil and gas producing activity disclosures with your complete sets of annual financial statements as required by FASB ASC 932-235-50-2. Refer to General Instruction E(c)(2) and paragraph 2 to Instruction to Item 18 of Form 20-F for applicability of the supplemental oil and gas producing activity disclosures.

The supplemental oil and gas producing activity disclosure has been provided beginning on page 126 of the Amendment.

Statements of Financial Position, page 98

October 6, 2014

16.

Please add a line or related footnote for Commitments and contingent liabilities as per Rule 5-02(25) of Regulation S-X. Refer to General Instruction B(d) of Form 20--F for applicability of Regulation S-X.

The requested revisions have been made on pages 98 and 132 of the Amendment, under the noted heading.

Statements of Comprehensive Income (Loss), page 99

17.

We note that you present Share-based payments as a separate component of operating expenses. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F.

The requested revisions have been made on pages 99 and 133 of the Amendment, under the noted heading.

Notes to the Financial Statements

Significant Accounting Policies, page 104

Depletion and Depreciation, page 107

18.

The description of reserves included in the proved classification appears to predate the current definitions in Rule 4-10(a) of Regulation S-X. Please advise or revise your disclosure to conform to the current definition in Rule 4-10(a)(22) of Regulation S-X; otherwise, expand your disclosure to clarify the basis for your description.

The requested revisions have been made on page 107 of the Amendment, under the noted heading.

Exhibit 4.1

19.

The reserve report does not disclose the net quantities of proved developed and proved undeveloped reserves. We believe the information presented in the reserve report pursuant to Item 1202(a)(8)(ix) of Regulation S-K should correlate with the disclosure in your filing. Therefore, please obtain and file a revised reserve report consistent with the disclosure requirements for reserves under Item 1202(a)(2) of Regulation S-K.

A revised reserve report that contains the requested disclosure has been obtained from McDaniel & Associates Consultants Ltd. and is included as Exhibit 4.1 to the Amendment.

October 6, 2014

20.

We also note the reserve report includes information relating to probable reserves that are not disclosed in your Registration Statement on Form 20-FR. Therefore, either obtain and file a revised reserve report which does not include the information relating to probable reserves, or amend the Form 20-FR to disclose this information in a manner that is consistent with the guidance in Instruction 2 to paragraph (a)(2) of Item 1202 and the disclosure requirements for probable reserves under Item 1202(a)(2) of Regulation S-K.

A revised reserve report that contains the requested disclosure has been obtained from McDaniel & Associates Consultants Ltd. and is included as Exhibit 4.1 to the Amendment.

21.

The discussion on page 3 of the report lists the “generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reserves, and reservoir simulation.” While this appears to be a comprehensive list of the methods available to the evaluator, Item 1202(a)(8)(iv) of Regulation S-K requires that the disclosure should address the methods and procedures used in connection with the preparation of the estimates specific to the report. Please obtain and file an amended report to revise the discussion, if necessary, to list only those methods and/or combinations of methods actually used to estimate the reserves contained in the report.

A revised reserve report that contains the requested disclosure has been obtained from McDaniel & Associates Consultants Ltd. and is included as Exhibit 4.1 to the Amendment.

22.

Please obtain and file an amended report that expands the disclosure provided in Table 2 to include the average realized prices by product after adjustments for location and quality differentials such as transportation, quality, gravity and Btu content for the reserves included in the report. The staff considers this expanded disclosure to be part of the disclosure of the economic assumptions required in the third party report under Item 1202(a)(8)(v) of Regulation S-K.

A revised reserve report that contains the requested disclosure has been obtained from McDaniel & Associates Consultants Ltd. and is included as Exhibit 4.1 to the Amendment.

23.

The report does not appear to include a concise statement concluding that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report. Please advise or obtain and file an amended report to address the disclosure required in the third party report under Item 1202(a)(8)(iv) of Regulation S-K.

A revised reserve report that contains the requested disclosure has been obtained from McDaniel & Associates Consultants Ltd. and is included as Exhibit 4.1 to the Amendment.

October 6, 2014

*   *   *

       On behalf of the Company, we confirm that the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Dorlyn Evancic
Hemisphere Energy Corporation